UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )1

Gmarket Inc.

(Name of Issuer)

Common Shares, par value Won 100 per share

(Title of Class of Securities)

38012G100

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 97653A103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) A. Bohl Praktijk B.V.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 7,576,531 Common Shares

	6.	Shared Voting Power Not applicable

	7.	Sole Dispositive Power 7,576,531 Common Shares

	8.	Shared Dispositive Power Not applicable

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,576,531 Common Shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 15.3%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 97653A103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Pink S.á r.l.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power Not applicable

	6.	Shared Voting Power 7,576,531 Common Shares

	7.	Sole Dispositive Power Not applicable

	8.	Shared Dispositive Power 7,576,531 Common Shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,576,531 Common Shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 15.3%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 97653A103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Pink Topco S.á r.l.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power Not applicable

	6.	Shared Voting Power 7,576,531 Common Shares

	7.	Sole Dispositive Power Not applicable

	8.	Shared Dispositive Power 7,576,531 Common Shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,576,531 Common Shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 15.3%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 97653A103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oak Investment Partners IX, Limited Partnership 06-1556218

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power Not applicable

	6.	Shared Voting Power 7,322,894 Common Shares

	7.	Sole Dispositive Power Not applicable

	8.	Shared Dispositive Power 7,322,894 Common Shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,322,894 Common Shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 14.8%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 97653A103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oak Associates IX, LLC 06-1556230

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power Not applicable

	6.	Shared Voting Power 7,322,894 Common Shares

	7.	Sole Dispositive Power Not applicable

	8.	Shared Dispositive Power 7,322,894 Common Shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,322,894 Common Shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 14.8%

12.	Type of Reporting Person (See Instructions) OO-LLC

CUSIP No. 97653A103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oak IX Affiliates Fund - A, Limited Partnership 06-1571899

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power Not applicable

	6.	Shared Voting Power 175,489 Common Shares

	7.	Sole Dispositive Power Not applicable

	8.	Shared Dispositive Power 175,489 Common Shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 175,489 Common Shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.3%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 97653A103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oak IX Affiliates Fund, Limited Partnership 06-1556229

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 78,148 Common Shares

	6.	Shared Voting Power Not applicable

	7.	Sole Dispositive Power 78,148 Common Shares

	8.	Shared Dispositive Power Not applicable

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 78,148 Common Shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.2%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 97653A103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oak IX Affiliates, LLC 06-1556223

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power Not applicable

	6.	Shared Voting Power 253,637 Common Shares

	7.	Sole Dispositive Power Not applicable

	8.	Shared Dispositive Power 253,637 Common Shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 253,637 Common Shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.5%

12.	Type of Reporting Person (See Instructions) OO-LLC

CUSIP No. 97653A103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oak Management Corporation 06-0990851

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power Not applicable

	6.	Shared Voting Power 7,576,531 Common Shares

	7.	Sole Dispositive Power Not applicable

	8.	Shared Dispositive Power 7,576,531 Common Shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,576,531 Common Shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 15.3%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 97653A103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Bandel L.Carano

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power Not applicable

	6.	Shared Voting Power 7,576,531 Common Shares

	7.	Sole Dispositive Power Not applicable

	8.	Shared Dispositive Power 7,576,531 Common Shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,576,531 Common Shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 15.3%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 97653A103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gerald R. Gallagher

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power Not applicable

	6.	Shared Voting Power 7,576,531 Common Shares

	7.	Sole Dispositive Power Not applicable

	8.	Shared Dispositive Power 7,576,531 Common Shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,576,531 Common Shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 15.3%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 97653A103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Edward F. Glassmeyer

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power Not applicable

	6.	Shared Voting Power 7,576,531 Common Shares

	7.	Sole Dispositive Power Not applicable

	8.	Shared Dispositive Power 7,576,531 Common Shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,576,531 Common Shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 15.3%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 97653A103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Fredric W. Harman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power Not applicable

	6.	Shared Voting Power 7,576,531 Common Shares

	7.	Sole Dispositive Power Not applicable

	8.	Shared Dispositive Power 7,576,531 Common Shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,576,531 Common Shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 15.3%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 97653A103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ann H. Lamont

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power Not applicable

	6.	Shared Voting Power 7,576,531 Common Shares

	7.	Sole Dispositive Power Not applicable

	8.	Shared Dispositive Power 7,576,531 Common Shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,576,531 Common Shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 15.3%

12.	Type of Reporting Person (See Instructions) IN

Item 1(a):	Name of Issuer:
Gmarket Inc.
Item 1(b):	Address of Issuer’s Principal Executive Offices:

8th Floor, LIG Tower
649-11 Yeoksam-Dong, Gangnam-Gu
Seoul, Korea 135-912

Item 2(a):	Name of Person Filing:

A. Bohl Praktijk B.V.
Pink S.á r.l.
Pink Topco S.á r.l.
Oak Investment Partners IX, Limited Partnership
Oak Associates IX, LLC
Oak IX Affiliates Fund - A, Limited Partnership
Oak IX Affiliates Fund, Limited Partnership
Oak IX Affiliates, LLC
Oak Management Corporation
Bandel L. Carano
Gerald R. Gallagher
Edward F. Glassmeyer
Fredric W. Harman
Ann H. Lamont

Item 2(b):	Address of Principal Business Office:

c/o Oak Management Corporation
One Gorham Island
Westport, Connecticut 06880

Item 2(c):	Citizenship:

Please refer to Item 4 on each cover sheet for each filing person.

Item 2(d):	Title of Class of Securities:
Common Shares, par value Won 100 per share

Item 2(e):	CUSIP Number: 38012G100

Item 3:	The reporting person is:

Not applicable

Item 4:              Ownership

The approximate percentages of Common Shares reported as beneficially owned by the Reporting Persons are based upon 49,506,210 Common Shares outstanding, as reported in the Company’s prospectus filed pursuant to Rule 124(b) with the Securities and Exchange Commission on June 30, 2006.

Amounts shown as beneficially owned by each of A. Bohl Praktijk B.V. (“DutchCo”), Pink S.á r.l. (“Pink LuxCo”), Pink Topco S.á r.l. (“Pink Topco”), Oak Investment Partners IX, Limited Partnership (“Oak Investment Partners IX”), Oak Associates IX, LLC (“Oak Associates IX”), Oak IX Affiliates Fund, Limited Partnership (“Oak IX Affiliates Fund”), Oak IX Affiliates Fund - A, Limited Partnership (“Oak IX Affiliates Fund - A” and together with Oak Investment Partners IX and Oak IX Affiliates Funds, the “Oak IX Funds”), Oak IX Affiliates, LLC (“Oak IX Affiliates”), Oak Management Corporation (“Oak Management”), Bandel L. Carano, Gerald R. Gallagher, Edward F. Glassmeyer, Fredric W. Harman and Ann H. Lamont are all or a portion of the 7,576,531 Common Shares directly owned by A. Bohl Praktijk.

DutchCo is an investing vehicle for the Oak IX Funds.  DutchCo is wholly-owned by Pink LuxCo, which is wholly-owned by Pink Topco.  Pink Topco is wholly-owned by the Oak IX Funds.  Oak Associates IX is the general partner of Oak Investment Partners IX.  Oak IX Affiliates is the general partner of each of Oak IX Affiliates Fund and Oak IX Affiliates Fund - A.  Oak Management is the investment advisor to the Oak IX Funds.  The individuals who are Reporting Persons hereunder are managing members of each of Oak Associates IX and Oak IX Affiliates.

By making this filing, the Reporting Persons acknowledge that they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, in connection with the securities of the Issuer.  Each Reporting Person disclaims the existence of a “group” and disclaims beneficial ownership of all shares of Common Stock or securities convertible into or exercisable for Common Stock other than any shares or other securities reported herein as being owned by it, him or her, as the case may be.

Please see Items 5, 6, 7, 8, 9 and 11 for each cover sheet for each filing entity.

Item 5:	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [   ]

Item 6:	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable

Item 8:	Identification and Classification of Members of the Group:

Not applicable

Item 9:	Notice of Dissolution of Group:

Not applicable

Item 10:	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

1

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Signature:

Dated:  February 14, 2007

Entities:

A. Bohl Praktijk B.V.
Pink S.á r.l.
Pink Topco S.á r.l.
Oak Investment Partners IX, Limited Partnership
Oak Associates IX, LLC
Oak IX Affiliates Fund - A, Limited Partnership
Oak IX Affiliates Fund, Limited Partnership
Oak IX Affiliates, LLC
Oak Management Corporation

By:	/s/	Edward F. Glassmeyer
Edward F. Glassmeyer, as Managing Director, General Partner Managing Member or as Attorney-in-fact for the above-listed entities

Individuals:

Bandel L. Carano
Gerald R. Gallagher
Edward F. Glassmeyer
Fredric W. Harman
Ann H. Lamont

By:	/s/	Edward F. Glassmeyer
Edward F. Glassmeyer, Individually and as Attorney-in-fact for the above-listed individuals

INDEX TO EXHIBITS

EXHIBIT A	Agreement of Reporting Persons, dated February 14, 2007, among the Reporting Persons
EXHIBIT B	Power of Attorney dated February 14, 2007

EXHIBIT A

Agreement of Reporting Persons

Each of the undersigned hereby agrees that the Schedule 13G filed on the date hereof with respect to the shares of Common Stock of Cogent Communications Group, Inc. has been filed on behalf of the undersigned.

Signature:

Dated: February 14, 2007

Entities:

A. Bohl Praktijk B.V.
Pink S.á r.l.
Pink Topco S.á r.l.
Oak Investment Partners IX, Limited Partnership
Oak Associates IX, LLC
Oak IX Affiliates Fund - A, Limited Partnership
Oak IX Affiliates Fund, Limited Partnership
Oak IX Affiliates, LLC
Oak Management Corporation

By:	/s/	Edward F. Glassmeyer
Edward F. Glassmeyer, as Managing Member or as Managing Director, General Partner, Attorney-in-fact for the above-listed entities

Individuals:

Bandel L. Carano
Gerald R. Gallagher
Edward F. Glassmeyer
Fredric W. Harman
Ann H. Lamont

By:	/s/	Edward F. Glassmeyer
Edward F. Glassmeyer, Individually and as Attorney-in-fact for the above-listed individuals

EXHIBIT B

Power of Attorney

The undersigned hereby make, constitute and appoint Edward F. Glassmeyer with full power of substitution, the true and lawful attorney-in-fact for the undersigned, in the undersigned’s name, place and stead and on the undersigned’s behalf, to complete, execute and file with the United States Securities and Exchange Commission (the “Commission”), a statement on Schedule 13D or Schedule 13G with respect to the securities of Cogent Communications Group, Inc., a Delaware corporation, and any and all amendments thereto pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, and any other forms, certificates, documents or instruments (including a joint filing agreement) that the attorneys-in-fact (or either of them) deems necessary or appropriate in order to enable the undersigned to comply with the requirements of said Section 13(d) and said rules and regulations.

This Power of Attorney shall remain in effect for a period of two (2) years from the date hereof or until such earlier date as a written revocation thereof is filed with the Commission.

Dated: February 14, 2007

A. Bohl Praktijk B.V.

By:	/s/ Edward F. Glassmeyer
Name: Edward F. Glassmeyer Title: Managing Director

Pink S.á r.l.

By:	/s/ Edward F. Glassmeyer
Name: Edward F. Glassmeyer Title: Managing Director

Pink Topco S.á r.l.

By:	/s/ Edward F. Glassmeyer
Name: Edward F. Glassmeyer Title: Managing Director

Oak Investment Partners IX, Limited Partnership Oak Associates IX, LLC, its general partner

By:	/s/ Edward F. Glassmeyer
Name: Edward F. Glassmeyer Title: Managing Member

Oak Associates IX, LLC

By:	/s/ Edward F. Glassmeyer
Name: Edward F. Glassmeyer Title: Managing Member

Oak IX Affiliates Fund - A, Limited Partnership By: Oak IX Affiliates, LLC, its general partner

By:	/s/ Edward F. Glassmeyer
Name: Edward F. Glassmeyer Title: Managing Member

Oak IX Affiliates Fund, LLC

By:	/s/ Edward F. Glassmeyer
Name: Edward F. Glassmeyer Title: Managing Member

Oak Management Corporation

By:	/s/ Edward F. Glassmeyer
Name: Edward F. Glassmeyer Title: President

/s/ Bandel L. Carano
Bandel L. Carano

/s/ Gerald R. Gallagher
Gerald R. Gallagher

/s/ Edward F. Glassmeyer
Edward F. Glassmeyer

/s/ Fredric W. Harman
Fredric W. Harman

/s/ Ann H. Lamont
Ann H. Lamont